Exhibit 99.2

PRESS RELEASE

Spain: TotalEnergies to Supply Renewable Electricity to
Data4’s Data Centers for 10 Years

Paris, November 4th 2025 – TotalEnergies and Data4, the European champion in the data center industry, have signed an agreement to supply renewable electricity with a stable consumption profile (Clean Firm Power) to Data4’s sites in Spain.

This contract will begin in January 2026 for 10 years and will represent a total volume of 610 GWh. TotalEnergies will supply Data4’s facilities with renewable electricity generated by Spanish wind and solar farms with a capacity equivalent to 30 MW, which are about to start production.

Thanks to this contract, TotalEnergies further strengthens its position as a preferred partner for major industrial players worldwide, supporting the decarbonization of their energy consumption.

As European leader in the data center industry, Data4 is now established in six countries, and announced its plan to invest nearly €2 billion euros by 2030 to develop its campuses in Spain. This agreement with TotalEnergies reaffirms Data4’s engagement to fully integrate renewable energy across all its locations.

“We are delighted with this agreement with Data4, which illustrates our ability to offer competitive and tailored electricity supply solutions to large industrial groups,” said Sophie Chevalier, Senior Vice President Flexible Power & Integration at TotalEnergies. “Our ‘Clean Firm Power’ solutions are specifically designed to meet our clients’ requirements in terms of cost, consumption profile, and environmental commitment. These solutions are based on our integrated power portfolio, combining both renewable and flexible assets, and contribute to achieving our target of 12% profitability in the power sector”.

“This agreement reaffirms Data4’s commitment to renewable energy which is more crucial than ever as the race for AI accelerates and the energy capacity required for all data centers in Spain is expected to more than triple by 2030. By partnering with TotalEnergies, we provide our customers a stable and competitive long-term supply of carbon-free electricity, in infrastructures designed to be models of sustainability and innovation” says François Sterin, Chief Operation Officer at Data4. “In this context, securing this type of contract for Data4 is strategic to meet the growing demand and position Madrid as one of Europe’s most attractive digital hubs.”

Tailored solutions for the specific needs of TotalEnergies’ customers worldwide

The PPA with Data4 follows similar contracts signed by TotalEnergies with STMicroelectronics, Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

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About Data4

Data4 is a major European operator and investor in the data center market. The Group finances, designs, builds and operates its own data centers.

Data4 Group has pioneered an ultra-connected, resilient and sustainable data center campus model, with the aim of supporting its customers' digital growth over the long term by providing them with scalable and secure hosting solutions for their IT servers, ranging from a single rack to a dedicated building. The Group is committed to a proactive approach to sustainable development through its Data4 Good program, which is based on 4 main pillars: environment, people, community and governance.

Data4 Group operates some of the most powerful data center campuses in Europe, with land and electricity reserves that are unique on the European market. Data4's data centers in France, Italy, Spain, Poland, Germany and now Greece are home to international cloud operators and major telecoms providers, as well as innovative tech companies and multinationals.

For more information: data4group.com

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of October 2025, TotalEnergies has more than 32 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

Data4 Contacts

Rebecca Birna: rebecca.birna@data4group.com

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).